UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)* †

Tri-Tech Holding Inc.
(Name of Issuer)
Ordinary Shares, $0.001 par value per share
(Title of Class of Securities)
G9103F106
(CUSIP Number)
December 31, 2010
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† On October 11, 2010, RHJ International SA acquired KBC Asset Management Ltd. (“KBC AM”) from KBC Asset Management NV. As a result of this transaction, KBC AM is no longer a subsidiary of KBC Group NV, KBC Bank NV, or KBC Asset Management NV (collectively the “KBC Entities”) and the KBC Entities are no longer deemed the indirect beneficial owner of securities under the investment control of KBC AM (except where the KBC Entities otherwise have direct or indirect beneficial ownership of those securities). This Schedule 13G/A amends the Schedule 13G dated June 2, 2010, which was jointly filed by the KBC Entities with KBC AM, and reflects the results of the foregoing change in ownership.

CUSIP No.	624758108	13G	Page	2	of	10

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Group NV

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Belgium

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		226,060 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		226,060 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	226,060 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 2.8% (based on 8,051,833 ordinary shares issued and outstanding, per Form 10-Q dated 11/15/10)

12.	TYPE OF REPORTING PERSON

	HC

CUSIP No.	624758108	13G	Page	3	of	10

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Bank NV

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Belgium

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		226,060 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		226,060 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	226,060 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 2.8% (based on 8,051,833 ordinary shares issued and outstanding, per Form 10-Q dated 11/15/10)

12.	TYPE OF REPORTING PERSON

	BK/HC

CUSIP No.	624758108	13G	Page	4	of	10

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Asset Management NV

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Belgium

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		226,060 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		226,060 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	226,060 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 2.8% (based on 8,051,833 ordinary shares issued and outstanding, per Form 10-Q dated 11/15/10)

12.	TYPE OF REPORTING PERSON

	IA/HC

CUSIP No.	624758108	13G	Page	5	of	10

Item 1(a)	Name of Issuer: Tri-Tech Holding Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
16th Floor of Tower B, Renji Plaza, No. 101 Jingshun Road, Chaoyang District, Beijing, People’s Republic of China 100102

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship
KBC Group NV
Havenlaan 2
1080 Brussels, Belgium
Belgium
KBC Bank NV
Havenlaan 2,
1080 Brussels, Belgium
Belgium
KBC Asset Management NV
Havenlaan 2,
1080 Brussels, Belgium
Belgium

2(d)	Title of Class of Securities:
Ordinary Shares, $0.001 par value per share

2(e)	CUSIP Number: G9103F106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.	624758108	13G	Page	6	of	10
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box ☑

Item 4	Ownership:
(a)	Amount beneficially owned:
     Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
(b)	Percent of Class:
Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:
Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
(ii)	shared power to vote or to direct the vote:
Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
(iii)	sole power to dispose or to direct the disposition of:
Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
(iv)	shared power to dispose or to direct the disposition of:
Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

CUSIP No.	624758108	13G	Page	7	of	10

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
KBC Asset Management NV is a wholly owned subsidiary of KBC Bank NV, which is a wholly owned subsidiary of KBC Group NV.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	624758108	13G	Page	8	of	10
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this 10th day of February, 2011.

KBC Group NV
By:	/s/ Jan Vanhevel
	Name:	Jan Vanhevel
	Title:	CEO

By:	/s/ Luc Philips
	Name:	Luc Philips
	Title:	Executive Director

KBC Bank NV
By:	/s/ Jan Vanhevel
	Name:	Jan Vanhevel
	Title:	CEO

By:	/s/ Luc Philips
	Name:	Luc Philips
	Title:	Executive Director

KBC Asset Management NV
By:	/s/ Johan Lema
	Name:	Johan Lema
	Title:	Chairman of the Executive Committee

By:	/s/ Wouter Vanden Eynde
	Name:	Wouter Vanden Eynde
	Title:	Executive Director

CUSIP No.	624758108	13G	Page	9	of	10
INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement